SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          Amendment to
                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934




     Name of Issuer:  American Exploration Company

     Title of Class of Securities:  Common Stock

     CUSIP Number:  025762808

     No fee is being paid with this amendment.

     (1)  Name of Reporting Person:  UNUM Corporation
          I.R.S. Identification Number of Above Person:

          010405657

     (2)  Member of a Group:

          (a)  Not Applicable
          (b) Filing being made on behalf of Reporting Person and subsidiaries, pursuant to Rule 13d-1(f)(1)

     (3)  SEC Use Only

     (4)  Place of Organization:  Delaware

     Number of Shares Beneficially Owned by Reporting Person

     with

     (5)  Sole Voting Power:  None (See Exhibit A)

     (6)  Shared Voting Power:  None (See Exhibit A)

     (7)  Sole Dispositive Power:    None (See Exhibit A)

     (8)  Shared Dispositive Power:  None (See Exhibit A)

     (9)  Aggregate Amount Beneficially Owned by Reporting
          Person:  None (See Exhibit A)

    (10) Aggregate Amount in Row (9) Excludes Certain Shares:
         Not Applicable

    (11) Percent of Class Represented by Amount in Row (9):
         0%

    (12) Type of Reporting Person:  HC (See Exhibit A)

Item 1.

     (a)  Name of Issuer:

          American Exploration Company

     (b)  Address of Issuer's Principal Executive
          Offices:

     1331 Lamar Street
     Suite 900
     Houston, TX 77010-3088

Item 2.

     (a)  Name of Person Filing:

     UNUM Corporation

     (b)  Address of Principal Business Office:

     2211 Congress Street
     Portland, ME 04122

     (c)  Citizenship:

     A Delaware corporation

     (d)  Title of Class of Securities:

     Common Stock

     (e)  CUSIP Number:

     025762808

Item 3.  This amendment is filed pursuant to Rule 13d-2(b).
         The person filing this amendment is a parent holding company, in accordance with Section 240.13d-1(b)(ii)(G). (See Exhibit A)

Item 4.   Ownership:

     (a) Number of Shares Beneficially Owned: None (See exhibit A)

     (b)  Percent of Class:  0%

     (c)  Number of shares as to which such person has

     Sole power to vote or
     to direct the vote:       None (See Exhibit A)

     Shared power to vote or
     to direct the vote:       None (See Exhibit A)

     Sole power to dispose or
     to direct disposition:    None (See Exhibit A)

     Shared power to dispose
     or to direct disposition: None (See Exhibit A)

Item 5.   Ownership of 5% or less of a class:

     This amendment is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.   Ownership of More than 5% on Behalf of Another
          Person:  Not Applicable

Item 7.   Identification and Classification
          of the Subsidiaries Which Acquired the Security Being reported on By the Parent Holding Company: See Exhibit A

Item 8.   Identification and Classification of Members of the
          Group:  Not Applicable

Item 9.   Notice of Dissolution of Group:  Not Applicable

Item 10.  Certification:

     By signing below, UNUM Corporation certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, UNUM Corporation certifies that the information set forth in this amendment is true, complete and correct.


Date:  February 10, 1998  (As of December 31, 1997)


UNUM Corporation


By   /s/ Peter J. Moynihan
         Peter J. Moynihan
         Senior Vice President, Investments

                          EXHIBIT A
Item 3.  Status of Person Filing; Classification/Types of
Subsidiaries:

Item 7.  Identification and Classification of the
Subsidiaries Which Acquired the Security Being Reported on By the Parent Holding Company:

     The security being reported on by UNUM Corporation in its capacity as a parent holding company was acquired by its wholly-owned subsidiaries, UNUM Life Insurance Company of America, an insurance corporation organized and existing under the laws of the State of Maine, and First UNUM Life Insurance Company, an insurance corporation organized and existing under the laws of the State of New York, further information regarding which subsidiaries is as follows:

     UNUM Life Insurance Company of America:

          This subsidiary's I.R.S. identification number is 010278678.
          The address of this subsidiary's principal executive office is the same as that of the parent holding company.

          Until October 14, 1997, this subsidiary held direct legal and beneficial ownership of 696,901 shares of the common stock of American Exploration Company which are part of the subject of this amendment, of which 648,524 shares were held in this Subsidiary's General Account. An additional 48,377 shares had been acquired for and held in its Separate Account which funded, in part, UNUM's pension plan. On or about January 4, 1997 those 48,377 shares were transferred to the pension plan to be held directly by it, and managed by UNUM Life Insurance Company of America pursuant to an Investment Management Agreement. (See Item 5)

   UNUM Employees Lifecycle Plan (formerly known as the UNUM
   Employees Pension Plan and Trust):
          The pension plan's I.R.S. identification number is 01
          0475853.

          The address of the plan's principal administrative office is the same as that of the parent holding company.

          Until October 14, 1997, the plan held direct legal and beneficial ownership of 48,377 shares of the common stock of American Exploration Company which are part of the subject of this amendment. (See Item
          5)

     First UNUM Life Insurance Company:
          This subsidiary's I.R.S. identification number is 13
          1898173.

          The address of this subsidiary's principal executive office is
               120 White Plains Road
               Third Floor
               Tarrytown, NY 10591

          Until October 14, 1997, this subsidiary held direct legal and beneficial ownership of 102,537.4 shares of the common stock of American Exploration Company which are part of the subject of this amendment.
          (See Item 5)

     Each subsidiary is an insurance company as defined in
     Section 3(a)(19) of the Act, and its classification or type for purposes of Item 3 is "IC."

     The UNUM Employees Lifecycle Plan is an employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, and its classification or type for purposes of Item 3 is "IF."

     To the best of its knowledge and belief and that of the parent holding company, these shares were respectively acquired by each subsidiary in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     The parent holding company filing this amendment does not directly own any security of the subject class, and no other direct or indirect subsidiary of this parent holding company holds any security of the subject class.

Item 5.  Ownership of Five Percent or Less of a Class.
The parent holding company is filing this amendment to report that, as of the date hereof, neither it nor its subsidiaries and its pension plan in the aggregate hold five percent or more of the class of securities previously reported, as a result of the following events.

On October 14, 1997, pursuant to an Agreement and Plan of Reorganization dated as of June 24, 1997, American Exploration Company merged with and into Louis Dreyfus Natural Gas Corp., with the latter company being the surviving company. In the Merger, each share of Common Stock of American Exploration Company was exchanged for 0.72 shares of the Common Stock of Louis Dreyfus Natural Gas Corp., cusip number 546011107, plus $3.00 in cash, with fractional shares being exchanged for cash. As a result of this exchange, the parent holding company filing this amendment and its subsidiaries and its pension plan in the aggregate hold no Common Stock of American Exploration Company, and less than one and one half percent (1.5%) of the Common Stock of Louis Dreyfus Natural Gas Corp.